Mail Stop 4561

July 16, 2007

Patrick Vogt
Chief Executive Officer
Viewpoint Corporation
498 Seventh Avenue, Suite 1810
New York, New York 10018

Re: **Viewpoint Corporation**
        Registration Statement on Form S-3
        Filed June 18, 2007
        File No. 333-143868

Dear Mr. Vogt:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Documents by Reference, page 14

1. We note that while you incorporated by reference the amendments to the Form 10-K for the fiscal year ended December 31, 2006, you did not specifically incorporate the Form 10-K that was initially filed on March 16, 2007. Item 12 of Form S-3 requires that you file your latest annual report on Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report. Please therefore revise this section to incorporate by reference the Form 10-K filed on March 16, 2007.

Signatures

2. Please indicate who is signing the registration statement in the capacity of principal accounting officer or controller. Please see Instruction 1 of Form S-3 regarding signatures.

Legality Opinion

3. The opinion states that "upon completion of the proceedings being taken and upon issuance of the Private Placement Shares . . . the Private Placement Shares when offered and sold in the manner referred to in the Registration Statement will be validly issued, fully paid and non-assessable . . . ." It appears from your disclosure elsewhere, including the first paragraph of this opinion, that the 13,250,000 shares to which this statement refers are currently outstanding. Please revise the opinion to clarify whether the Private Placement Shares have been issued and, if so, to state that the outstanding shares of common stock are validly issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Patrick Vogt
Viewpoint Corporation
July 16, 2007
Page 3

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

        Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457. If
you still require further assistance, please contact the undersigned at (202)-551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: <u>Via facsimile:</u>
        Andrew J. Graf
        Secretary and General Counsel
        Viewpoint Corporation